Exhibit 12.2

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(In thousands of Mexican pesos)

	March, 31, 2017	March 31, 2018
IFRS
Fixed Charges:
Interest capitalized in fixed assets	1,525,215	473,479
Interest expense	30,702,314	36,541,035
Amortization premiums related to indebtedness	(1,745,126)	(2,598,077)
Estimate of the interest within rental expense	486,719	442,415

Total Fixed Charges	30,969,122	34,858,852

Net income (loss)	87,935,293	113,312,111
Income Tax and Others	2,486,092	787,868
Profit sharing in subsidiaries and affiliates (income from equity investees)	(241,527)	(285,187)

Pretax income from continuing operations before income from equity investees	90,179,858	113,814,792
Fixed Charges:	30,969,122	34,858,852
Amortization of interest capitalized	61,009	18,939
Interest capitalized in fixed assets	(1,525,215)	(473,479)

Earnings	119,684,774	148,219,104

Ratio of earnings to fixed charges	3.86	4.25